UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

501572 200

(CUSIP Number of Common Stock Underlying Warrants)

Paul Russo
Chief Executive Officer
Kyto Technology and Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022
Telephone: 650-204-7896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Terence Kelly, Esq.
Anthony Epps, Esq.
Dorsey & Whitney LLP
305 Lytton Avenue
Palo Alto, CA 94301
Telephone: (650) 857-1717

CALCULATION OF FILING FEE:
Transaction valuation(1)	Amount of filing fee(1)(2)
$8,190,000	$1,063.06

(1)Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 4,200,000 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $1.95 per share of common stock, which represents the average of the high and low sales price of the common stock on September 21, 2020.

(2)Calculated by multiplying the transaction value by 0.0001298.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [   ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[   ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise (the “Exercise Offer”) filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION

(a)The name of the subject company (issuer) and filing person (offeror) is Kyto Technology and Life Science, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 13050 La Paloma Road, Los Altos Hills, CA 94022, telephone 650-204-7896.

(b)As of September 15, 2020, the Company has outstanding warrants to purchase 4,200,000 shares of the Company’s common stock issued to investors with an exercise price of $1.20 per share (the “Original Warrants”).

Pursuant to the Exercise Offer, the Original Warrants will be amended to (i) reduce the exercise price of the Original Warrants to $0.40 per share of common stock in cash for the number of shares of Company common stock issuable therefor, (ii) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Exercise Offer at 5:00 p.m. (Pacific Time) on October 31, 2020, as we may extend it in our sole discretion (the “Expiration Date”), (iii) contain a lock-up provision that provides that neither the holder nor any affiliate of the holder will sell dispose or otherwise transfer, directly or indirectly any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date, (iv) remove the cashless exercise provisions from those Original Warrants which include such cashless exercise provisions and (v) increase the number of shares of Company common stock issuable upon the exercise of the Original Warrant to a number that is determined by multiplying the number of shares of Company common stock issuable upon the exercise of the Original Warrant by 1.5. There is no minimum participation requirement with respect to the Exercise Offer.

As of September 15, 2020, the Company had: (i) 5,836,832 shares of common stock outstanding; (ii) 4,200,000 shares of Series A Preferred Stock outstanding; (iii) 2,337,500 shares of Series B Preferred Stock outstanding; (iii) outstanding warrants to purchase 4,200,000 shares of common stock (including the Original Warrants); and (iv) outstanding options to purchase 2,000,000 shares of common stock issued pursuant to the Company’s 2019 Stock and Incentive Plan (the “Plan”).

(c)No trading market exists for the Original Warrants or the Amended Warrants offered pursuant to the Exercise Offer. Information about the trading market and price of the Company’s common stock under Section 12: “Trading Market of Original Warrants, Amended Warrants and Common Stock” of the Exercise Offer is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o 13050 La Paloma Road, Los Altos Hills, CA 94022, telephone 650-204-7896.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position
Georges Benarroch	Chairman of the Board
Paul M. Russo, Ph.D.	Chief Executive Officer, Director
Simon Westbrook	Chief Financial Officer

Item 4. TERMS OF THE TRANSACTION

(a)Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Exercise Offer” of the Exercise Offer is incorporated herein by reference.

(b)See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)Not applicable.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)The information about the purposes of the transaction under Section 2: “Purposes of the Exercise Offer and Use of Proceeds” of the Exercise Offer is incorporated herein by reference.

(b)The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Exercise Offer, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Exercise Offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10).

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)The information about the source of funds under Section 13: “Source and Amount of Funds” of the Exercise Offer is incorporated herein by reference.

(b)Not applicable.

(d)Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)As of September 15, 2020, there are outstanding Original Warrants to purchase an aggregate of 4,200,000 shares of common stock which are subject to this Exercise Offer. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Held
Georges Benarroch	Chairman of the Board	412,000	9.80%
Paul M. Russo, Ph.D.	Chief Executive Officer, Director	31,250	0.74%
Simon Westbrook (1)	Chief Financial Officer	62,500	1.48%

(1) Includes warrants covering 62,500 shares held by a living trust in which Simon Westbrook is a trustee and has voting and dispositive power.

Except as set forth above, none of the Company’s other executive officers or directors hold Original Warrants.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)The Company may use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Exercise Offer without additional compensation.

Item 10. FINANCIAL STATEMENTS

(a)The financial information required by Item 1010(a) is included under Section 15 “Information Regarding Kyto Technology and life Science, Inc.” of the Exercise Offer, and as amended and supplemented, is incorporated by reference.

(b)The pro forma financial information required by Item 1010(b) is included under Section 16 “Accounting Consequences of the Exercise Offer” of the Exercise Offer, as amended and supplemented, and is incorporated by reference.

Item 11. ADDITIONAL INFORMATION

(a)(1)There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Exercise Offer.

(2)There are no applicable regulatory requirements or approvals needed for the Exercise Offer.

(3)There are no applicable anti-trust laws.

(4)The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)None.

(c)None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise Warrants to Purchase Common Stock

	(1)(C)	Form of Election to Participate

	(1)(D)	Form of Notice of Withdrawal

(5)(A)

Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended March 31, 2020, 2019 and 2018 (as filed with the SEC on June 30, 2020 and amended on July 2, 2020 and incorporated herein by reference)

	(5)(B)	Report on Form 10-Q for the quarter ended June 30, 2020 (as filed with the SEC on August 4, 2020 and incorporated herein by reference)

(b)Not applicable.

(d)Not applicable.

(g)None.

(h)None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

Date: October 1, 2020	By:	/s/ Paul Russo
	Name:	Paul Russo
	Title:	Chief Executive Officer

SUMMARY OF TERMS

Company:	Kyto Technology and Life Science, Inc., a Delaware corporation, with principal executive offices at 13050 La Paloma Road, Los Altos Hills, CA 94022.
Eligible Original Warrants:	An aggregate of up to 4,200,000 outstanding Original Warrants, representing all of our outstanding series of warrants.
Expiration Date:	5:00 p.m., Pacific Time on October 31, 2020, as may be extended by us in our sole discretion.
Terms of Amended Warrants:

Pursuant to the Exercise Offer, if the offer is accepted, the Original Warrants will be amended as described below:

New Exercise Price: The exercise price of the Original Warrants will be amended to $0.40 per share of common stock in cash for the number of shares of Company common stock issuable therefor.

New Termination Date: The termination date of the Original Warrants will be shortened to terminate concurrently with the Expiration Date for those warrants that are exercised, and will remain unchanged for unexercised warrants.

Lock-Up Period: The Amended Warrants will contain a lock-up provision that provides that neither the holder nor any affiliate of the holder which (x) had or has knowledge of the transactions contemplated by this Exercise Offer, (y) has or shares discretion relating to such holder’s investments or trading or information concerning such holder’s investments or (z) is subject to such holder’s review or input concerning such affiliate’s investments or trading (collectively, the “Affiliates”) will sell dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date. In addition, the Company may impose stop-transfer restrictions to enforce these restrictions and place a legend on any certificate representing the shares issued upon exercise of the Amended Warrants.

Removal of Cashless Exercise: Those Original Warrants which contain cashless exercise provisions will be amended to remove such provisions, and holders of those Original Warrants will be required to pay the exercise price of their Original Warrants in cash.

Increase Warrant Shares: The number of shares of Company common stock issuable upon the exercise of the Original Warrants shall be increased to a number equal to a number determined by multiplying the number of shares of Company common stock issuable upon the exercise of the Original Warrant by 1.5.

Other Terms: Except as set forth above, all other terms of the Amended Warrants will be the same as the terms of the Original Warrants.

Partial Participation Permitted:

If Original Warrant holders choose to participate in the Exercise Offer, they may amend and exercise any or all of their Original Warrants pursuant to the terms of the Exercise Offer. We will issue a new Original Warrant exercisable for that number of shares of common stock that a holder elects to exclude from its acceptance of the Exercise Offer.

Conditions:

The Exercise Offer is subject to certain conditions, as described herein:

(i) As part of the Election Form, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. In addition, as part of the Election Form, the holders of the Original Warrants are asked to make certain representations and warranties upon which the Company will rely in establishing that the transactions contemplated by the Exercise Offer are exempt from the registration requirements of the Securities Act and applicable state securities laws. The holders of the Original Warrants previously made substantially the same representations and warranties to the Company, including representations that they were “accredited investors,” in connection with the transactions in which such holders acquired the Original Warrants.

If you wish to participate in the Exercise Offer, but you are not able to make any of the representations set forth on page 2 of the Acknowledgements and Representations and Warranties, please reach out to us directly at our corporate address indicated in “Section 23. Information Requests” on page 25 to inform us which ones you are not able to make and why. Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make these representations and warranties and complete an Accredited Investor Questionnaire, including a representation that such holders are currently “accredited investors.”

If we receive a completed Accredited Investor Questionnaire from any holder that desires to participate indicating that such holder is no longer an “accredited investor,” then we will file and distribute to all holders of Original Warrants certain supplemental disclosures required by Regulation D under the Securities Act, which are not currently included in this Exercise Offer. In that case, we would extend the Expiration Date of the Exercise Offer, as required under the Exchange Act and the rules of the SEC thereunder.

In addition, if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we may determine that it is necessary to cancel the Exercise Offer in its entirety, and not to consummate any of the contemplated transactions, in order to comply with the requirements of applicable securities laws. In that case, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.

(ii) In addition, we are not making this Exercise Offer to, nor will we accept any Election Form from or on behalf of, Original Warrant holders in any jurisdiction in which the Exercise Offer or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction.

You may not elect to amend but not exercise your Original Warrants. Participation in this Exercise Offer requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

Original Warrants of holders that elect not to participate and exercise will remain outstanding pursuant to their original terms.

Future Amendments to the Exercise Offer:	If we materially change the terms of the Exercise Offer we will extend the Expiration Date to the extent required under applicable law, including under the rules of the Exchange Act.
How to Participate in the Exercise Offer:

To participate in the Exercise Offer and exercise an Amended Warrant and receive one and one half times the number of shares of Company common stock issuable therefor, you must deliver to us, before the Expiration Date, all of the Acceptance and Exercise Documents. The cash exercise price may be tendered in the form of a check payable to Kyto Technology and Life Science, Inc. or by wire transfer to our account as set forth in the instructions to the Election Form. All of the Acceptance and Exercise Documents must be properly delivered, before the Expiration Date, to us at our corporate address:

Kyto Technology and Life Science, Inc.

13050 La Paloma Road

Los Altos Hills, CA 94022

Email: legal@kytotech.com

Telephone: 650-204-7896

Manner of Acceptance of Payment:

If you properly tender (and do not validly withdraw) your Original Warrants and the other Acceptance and Exercise Documents on or prior to 5:00 p.m., Pacific Time on October 31, 2020, the Expiration Date of the Exercise Offer (or such later date and time if we extend the Exercise Offer), promptly following the Expiration Date, we intend to notify our transfer agent of our acceptance of your payment of the exercise price and your other Acceptance and Exercise Documents and issue and deliver to you the number of shares of common stock issuable under the Amended Warrant as well as a replacement Original Warrant for any unexercised portion thereof. See Section 8 “Procedure for Participating in Exercise Offer and Exercising Amended Warrants” below.

Withdrawal Rights:

If after tendering your Original Warrants and other Acceptance and Exercise Documents you change your mind and do not want to participate in the Exercise Offer, you may submit the Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us prior to 5:00 p.m., Pacific Time on October 31, 2020, the Expiration Date of the Exercise Offer (or such later date and time if we extend the Exercise Offer). Following the Expiration Date, you cannot withdraw your Election Form.

If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election Form and (ii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Purposes of the Exercise Offer and Use of Proceeds:

The purposes of this Exercise Offer are as follows:

Fund Raising: Through the Exercise Offer we can raise funds to support our future operations and capital requirements by encouraging the participating holders to exercise their Original Warrants by significantly reducing the exercise price and shortening the exercise period. If all holders participate in the Exercise Offer and exercise an Amended Warrant, we would raise gross proceeds of approximately $2,520,000. The funds obtained will be used to fund our operations, including our reorganization as an “investment company” under the Investment Company Act, investment in early stage start-ups and other general corporate purposes.

Reduction of Share Overhang from Outstanding Warrants: In addition, the Exercise Offer can help us reduce the number of outstanding warrants. As of September 15, 2020, we had total outstanding warrants to purchase an aggregate of 4,200,000 shares of common stock at an amended weighted average exercise price of $1.20 per share. The sale of substantial amounts of our common stock upon exercise of outstanding warrants, or the perception that significant sales may occur in the future, could adversely affect the market price of our common stock and our ability to raise additional capital in the future.

Resales of Warrant Shares:

The Original Warrants and the Amended Warrants are “restricted securities.” Restricted securities may not be sold by the holder absent registration, or an exemption from the registration requirements, under the Securities Act and the applicable securities laws of any other state or jurisdiction.

Since the Original Warrants were not issued in a registered direct offering, and the underlying shares of common stock are not the subject of a resale prospectus with respect thereto, the holder thereof will not be able to resell the shares of common stock issuable upon exercise of the related Amended Warrant, unless we file a registration statement (or a post-effective amendment to a Resale Registration Statement) to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least three months following the consummation of this Exercise Offer.

There is no established trading market for the Original Warrants or the Amended Warrants, and we do not intend to list the Original Warrants or the Amended Warrants for trading on any exchange or market.

In addition to the foregoing, the shares of common stock issuable upon exercise of the Amended Warrants will be subject to a contractual lock up restriction for a three-month period following the Expiration Date, as described under “Terms of Amended Warrants” above.

Taxes:

We recommend that you consult with your own tax advisor with regard to the possibility of any federal, state, local or other tax consequences of the Exercise Offer. See Section 19 “Material U.S. Federal Income Tax Consequences” below for a discussion of the material U.S. federal income tax consequences of participating in the Exercise Offer.

Interests of Directors and Executive Officers:

Certain of our directors and executive officers hold Original Warrants and may participate in the Exercise Offer on the same terms and conditions as the other holders of the Original Warrants. Please see Section 17 “Interests of Directors and Officers in the Exercise Offer” below.

Historical and Pro Forma Financial Information

We have included our financial statements for the fiscal years ended March 31, 2020 and 2019 and for the quarterly period ended June 30, 2020 in this Exercise Offer. We have also included pro forma information reflecting the effect of the Exercise Offer. See Section 15 “Information about Kyto Technology and Life Science, Inc.” and Section 16 “Accounting Consequences of the Exercise Offer” below.

Additional Information:

We have filed with the SEC a Tender Offer Statement on Schedule TO of which this Exercise Offer is a part. This Exercise Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that holders of the Original Warrants review the Schedule TO, including the exhibits, as well as the other materials that we have filed with the SEC, which can be accessed electronically on the SEC’s website at www.sec.gov, before making a decision on whether to participate in the Exercise Offer.

Our Board of Directors recognizes that the decision to participate in the Exercise Offer is an individual one that should be based on a variety of factors. The holders of the Original Warrants should consult with their respective professional advisors if they have questions about their financial or tax situation. The information about this Exercise Offer from us is limited to the Offering Materials.

We are subject to the information requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. All reports and other documents that we have filed with the SEC, including the Schedule TO relating to the Exercise Offer, or will file with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov.

Information Requests:

Please direct questions or requests for assistance regarding this Exercise Offer, the Election Form, the Notice of Withdrawal or the other Offering Materials, in writing, to us at our corporate address:

Kyto Technology and Life Science, Inc. 13050 La Paloma Road Los Altos Hills, CA 94022 Email: legal@kytotech.com Telephone: 650-204-7896

ABOUT THIS EXERCISE OFFER

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS EXERCISE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS EXERCISE OFFER AND, IF PROVIDED, SUCH INFORMATION MUST NOT BE RELIED UPON.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE EXERCISE OFFER, NEITHER THE COMPANY, ITS DIRECTORS, OFFICERS, ADVISORS OR AGENTS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD ACCEPT THE EXERCISE OFFER. YOU SHOULD NOT CONSIDER THE BOARD’S APPROVAL TO BE A RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE EXERCISE OFFER WARRANTS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO ACCEPT THE EXERCISE OFFER.

RISK FACTORS

Investment in our common stock involves a substantial degree of risk and should be regarded as speculative. As a result, the purchase of our common stock should be considered only by persons who can reasonably afford to lose their entire investment. Before you elect to participate in the Exercise Offer, you should carefully consider the risks and uncertainties described below in addition to the other information in this Exercise Offer and other information incorporated herein by reference. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as amended, which is on file with the SEC and is incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Please see Section 22: “Additional Information” below for information about where to find such reports.

Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. Please also read carefully Section 1 “Forward-Looking Statements” below.

Risks related to the Exercise Offer.

Our Board of Directors makes no recommendation with regard to whether you should accept the Exercise Offer.

Although our Board of Directors has approved the Exercise Offer, it makes no recommendation as to whether holders of Original Warrants should accept the Exercise Offer. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of Original Warrants for purposes of negotiating the terms of the Exercise Offer. We cannot assure you that the value of the shares issued upon exercise of the Amended Warrants will in the future equal or exceed the exercise price per share of the Amended Warrants. We do not take a position as to whether you ought to participate in the Exercise Offer.

If you choose to participate in the Exercise Offer, you will be required to exercise your Amended Warrants for common stock, and you will be subject to all the risks associated with being a stockholder and give up the time value attributable to your Original Warrant.

The Amended Warrants will terminate if the holders do not exercise their Amended Warrants prior to the Expiration Date. If you choose to participate in the Exercise Offer, you will be required to exercise your Amended Warrants prior to the Expiration Date. As a result, you will be subject to all the risks and uncertainties set forth in these risk factors as a holder of our common stock. In addition, you will be giving up the time value attributable to your Original Warrant by exercising the Original Warrant, as amended, prior to its original expiration date.

The shares of common stock issuable upon exercise of the Amended Warrants will be “restricted securities.”

The shares of common stock issuable upon exercise of the Amended Warrants will be, “restricted securities.” Restricted securities may not be sold by the holder absent registration, or an exemption from the registration requirements, under the Securities Act and the applicable securities laws of any other state or jurisdiction. There is no established trading market for the Original Warrants or the Amended Warrants.

Since the Original Warrants were not issued in a registered direct offering, and the underlying shares of common stock are not the subject of a resale prospectus with respect thereto, the holder thereof will not be able to resell the shares of common stock issuable upon exercise of the related Amended Warrant, unless we file a registration statement (or a post-effective amendment to a Resale Registration Statement) to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least six months following the consummation of this Exercise Offer.

All of the shares of common stock issuable upon exercise of the Amended Warrants will be subject to a three-month contractual lock-up period.

The Amended Warrants will contain a lock-up provision that provides that neither the holder nor any of its Affiliates will sell dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three-months after the Expiration Date. In addition, the Company may impose stop-transfer restrictions to enforce these restrictions and place a legend on any certificate representing the shares issued upon exercise of the Amended Warrants.

Because we do not have any formal commitments from any of our warrant holders to participate in this Exercise Offer, we may not receive substantial proceeds from the exercise of warrants in this Exercise Offer, and the proceeds we do receive may not be sufficient to fund our business operations.

We do not have any binding commitments from any of our warrant holders to participate in this Exercise Offer, and we cannot assure you that any of our warrant holders will participate in the Exercise Offer with respect to any or all of their Original Warrants. Therefore, there is no certainty that any shares will be purchased upon exercise of Amended Warrants pursuant to this Exercise Offer and, accordingly, we may not receive substantial proceeds from the exercise of the warrants in this Exercise Offer. What proceeds we do receive may not be sufficient to fund our reorganization as an investment company under the Investment Company Act, our continued investment in early stage start-ups and other general corporate purposes. In that case, if we fail to raise additional funds on a timely basis, we may need to seek funding from alternative sources.

Income tax consequences of participation in the Exercise Offer.

We have not obtained and do not intend to obtain a ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences of the Exercise Offer. You should consult with your own tax advisor with regard to the possibility of any federal, state, local, non-U.S. or other tax consequences of the Exercise Offer. See Section 19 “Material U.S. Federal Income Tax Consequences” under “Description of the Exercise Offer” below.

We will have substantial discretion over the use of proceeds we receive from the exercise of Amended Warrants.

Our management will retain broad discretion over the use of proceeds from the Exercise Offer. See Section 2 “Purposes of the Exercise Offer and Use of Proceeds” below for a description of our present intentions with respect to the allocation of the proceeds resulting from exercise of the Amended Warrants. The amounts and timing of the expenditures may vary significantly depending on numerous factors. The occurrence of certain unforeseen events or changed business conditions, however, could result in the application of the proceeds resulting from the exercise of the Amended Warrants in a manner other than as described in this Exercise Offer.

Although we intend to apply to list our common stock on a national securities exchange, such as NASDAQ or NYSE American, our common stock may never be listed on a national securities exchange, which could limit investors’ ability to make transactions in our securities and an active trading market for our common stock may never develop.

We intend to apply to list our common stock on a national securities exchange, such as the NASDAQ Capital Market or NYSE American. We do not currently meet certain minimum standards for initial listing on a national securities exchange, such as the minimum standard for stockholders’ equity, which is $5.0 million (or $4.0 million under the market value of listed securities standard) for the NASDAQ Capital Market or $4.0 million for NYSE American. In addition we do not currently meet the minimum bid price requirement of $4.00 for the NASDAQ Capital Market and $2.00 for NYSE American. We cannot assure you that we will apply for listing on a national securities exchange or that if we so apply, we will be able to meet the applicable initial listing requirements. If our common stock is not listed for trading on a national securities exchange, we would continue to face significant material adverse consequences, including:

•a limited availability of market quotations for our securities;

•reduced liquidity with respect to our securities;

•a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•a limited amount of news and analyst coverage for our company; and

•a decreased ability to issue additional securities or obtain additional financing in the future.

A substantial number of shares of our common stock may be sold in the Exercise Offer, which could cause the price of our common stock to decline.

The sale of securities under this Exercise Offer and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

Our common stock is classified as “penny stock” and trading of our shares may be restricted by the SEC’s penny stock regulations.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in transactions involving a “penny stock.” The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common stock.

DESCRIPTION OF THE EXERCISE OFFER

We are offering to amend, upon the terms and subject to the conditions set forth herein, outstanding warrants to purchase up to an aggregate of 4,200,000 shares of common stock (the “Exercise Offer”), including outstanding warrants to purchase 4,200,000 shares of common stock with an exercise price of $1.20 per share and expiration date of three years from August 19, 2019 (the “Original Warrants”).

The Original Warrants represent all of our outstanding series of warrants.

There is no minimum participation requirement with respect to this Exercise Offer.

Pursuant to the Exercise Offer, the Original Warrants will be amended (the “Amended Warrants”) to: (i) reduce the exercise price of the Original Warrants to $0.40 per share of common stock in cash for the number of shares of Company common stock issuable therefor, (ii) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Exercise Offer at 5:00 p.m. (Pacific Time) on the Expiration Date, (iii) contain a lock-up provision that provides that neither the holder nor any affiliate of the holder will sell dispose or otherwise transfer, directly or indirectly any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date, (iv) remove the cashless exercise provisions from those Original Warrants which include such cashless exercise provisions and (v) increase the number of shares of Company common stock issuable upon the exercise of the Original Warrant to a number that is determined by multiplying the number of shares of Company common stock issuable upon the exercise of the Original Warrant by 1.5. Other than set forth above, the terms of the Original Warrants will remain unmodified and in full force and effect.

SECTION 1. FORWARD-LOOKING STATEMENTS

This Exercise Offer contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Our forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in or expressed by such statements. In evaluating all such statements we urge you to specifically consider the various risk factors identified in this Exercise Offer, including the statements set forth in the sections titled “Risk Factors” or elsewhere in this Exercise Offer and in the documents incorporated or deemed incorporated herein by reference, any of which could cause actual results to differ materially from those indicated by our forward-looking statements.

We intend that all forward-looking statements made in this prospectus will be subject to the safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act, to the extent applicable. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

SECTION 2. PURPOSES OF THE EXERCISE OFFER AND USE OF PROCEEDS

Fund Raising. Through the Exercise Offer we can raise funds to support our operations, including our reorganization as an “investment company” under the Investment Company Act, investment in early stage start-ups and other general corporate purposes, by encouraging the participating holders to exercise their Original Warrants by significantly reducing the exercise price and shortening the exercise period. If all holders participate in the Exercise Offer and exercise an Amended Warrant, we would raise gross proceeds of approximately $2,520,000.

Reduction of Share Overhang from Outstanding Warrants. In addition, the Exercise Offer can help us reduce the number of outstanding warrants. As of September 15, 2020, we had outstanding warrants to purchase an aggregate of 4,200,000 shares of common stock at a weighted average exercise price of $1.20 per share. The sale of substantial amounts of our common stock upon exercise of outstanding warrants, or the perception that significant sales may occur in the future, could adversely affect the market price of our common stock and our ability to raise additional capital in the future. As of September 15, 2020, we had (i) outstanding stock options to purchase an aggregate of 2,000,000 shares of our common stock at a weighted average exercise price of $0.033 per share, (ii) 4,200,000 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and (iii) 2,337,500 shares of common stock issuable upon conversion of outstanding Series B Preferred Stock. The exercise of such outstanding options and conversion of our Series A Preferred Stock and Series B Preferred Stock will result in dilution of the value of our shares.

SECTION 3. ELIGIBLE ORIGINAL WARRANTS

The following Original Warrants are subject to the Exercise Offer:

i.4,200,000 $1.20 Warrants expiring three years from August 19, 2019

SECTION 4. EXPIRATION DATE

The Exercise Offer will be open through 5:00 p.m., Pacific Time on October 31, 2020, as may be extended by us in our sole discretion.

SECTION 5. TERMS OF AMENDED WARRANTS

Pursuant to the Exercise Offer, the Original Warrants will be amended as described below:

New Exercise Price: The exercise price of the Original Warrants will be reduced to $0.40 per share, regardless of the current exercise price as of the date hereof, for the number of shares of Company common stock issuable therefor.

New Termination Date: The termination date of the Original Warrants will be shortened to terminate concurrently with the Expiration Date.

Lock-Up Period: The Amended Warrants will contain a lock-up provision that provides that neither the holder nor any of its Affiliates will sell dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date. In addition, the Company may impose stop-transfer restrictions to enforce these restrictions and place a legend on any certificate representing the shares issued upon exercise of the Amended Warrants.

Removal of Cashless Exercise: Those Original Warrants which include cashless exercise provisions will be amended to remove such provisions. As a result, the holders of Original Warrants that include cashless exercise provisions will be required to pay the applicable exercise price of the Original Warrants in cash.

Increase Warrant Shares: The number of shares of Company common stock issuable upon the exercise of the Original Warrants shall be increased to a number equal to a number determined by multiplying the number of shares of Company common stock issuable upon the exercise of the Original Warrant by 1.5.

Other Terms: Except as set forth above all, other terms of the Amended Warrants will be the same as the terms of the Original Warrants.

SECTION 6. CONDITIONS TO THE EXERCISE OFFER

The Exercise Offer is subject to certain conditions, as described herein:

(i)As part of the Election Form, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. In addition, as part of the Election Form, the holders of the Original Warrants are asked to make certain representations and warranties upon which the Company will rely in establishing that the transactions contemplated by the Exercise Offer are exempt from the registration requirements of the Securities Act and applicable state securities laws. The holders of the Original Warrants previously made substantially the same representations and warranties to the Company, including representations that they were “accredited investors,” in connection with the transactions in which such holders acquired the Original Warrants.

If you wish to participate in the Exercise Offer, but you are not able to make any of the representations set forth on page 2 of the Acknowledgements and Representations and Warranties, please reach out to us directly at our corporate address indicated in “Section 23. Information Requests” on page 18 to inform us which ones you are not able to make and why. Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make these representations and warranties and complete an Accredited Investor Questionnaire, including a representation that such holders are currently “accredited investors.”

If we receive a completed Accredited Investor Questionnaire from any holder that desires to participate indicating that such holder is no longer an “accredited investor,” then we will file and distribute to all holders of Original Warrants certain supplemental disclosures required by Regulation D under the Securities Act, which are not currently included in this Exercise Offer. In that case, we would extend the Expiration Date of the Exercise Offer, as required under the Exchange Act and the rules of the SEC thereunder.

In addition, if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we may determine that it is necessary to cancel the Exercise Offer in its entirety, and not to consummate any of the contemplated transactions, in order to comply with the requirements of applicable securities laws. In that case, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.

(ii)In addition, we are not making this Exercise Offer to, nor will we accept any Election Form from or on behalf of, Original Warrant holders in any jurisdiction in which the Exercise Offer or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction.

You may not elect to amend but not exercise your Original Warrants. Participation in this Exercise Offer requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

Original Warrants of holders that elect not to participate and exercise will remain outstanding pursuant to their original terms.

SECTION 7. EXTENSION OF EXERCISE OFFER PERIOD; TERMINATION; AMENDMENTS

We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the Expiration Date.

There can be no assurance, however, that we will exercise our right to extend the Exercise Offer. Amendments to the Exercise Offer will be made by written notice thereof to the holders of the Original Warrants. Material changes to information previously provided to holders of the Original Warrants in this Exercise Offer or in documents furnished subsequent thereto will be disseminated to holders of Original Warrants.

If we materially change the terms of the Exercise Offer or the information concerning the Exercise Offer, or if we waive a material condition of the Exercise Offer, we will extend the Exercise Offer to the extent required under applicable law, including under the rules of the Exchange Act. The minimum period during which an offer must remain open following any material change in the terms of the Exercise Offer or information concerning the Exercise Offer (other than a change in price or change in percentage of securities sought, all of which require up to ten (10) additional business days) will depend on the facts and circumstances, including the relative materiality of such terms or information.

SECTION 8. PROCEDURE FOR PARTICIPATING IN EXERCISE OFFER, EXERCISING AMENDED WARRANTS

To participate in the Exercise Offer and exercise an Amended Warrant and receive one and one half times the number of shares of Company common stock issuable therefor, you must deliver to us, before the Expiration Date, all of the following: (i) a signed Election Form, (ii) a signed Acknowledgements and Representations and Warranties and (iii) a signed Accredited Investor Questionnaire, along with (iv) the aggregate exercise price in cash in the amount equal to $0.40 per share multiplied by the number of shares of common stock the holder elects to purchase (collectively, the “Acceptance and Exercise Documents”). We do not view the representations and warranties to be made by warrant holders tendering their warrants that they have “reviewed the current business prospects, financial condition and operating history of the Company,” “had the opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Exercise Offer,” and “received all the information they consider necessary or appropriate for deciding whether to accept the Exercise Offer” as a waiver of any potential liability that we may have under federal securities laws, and we agree not to assert that these provisions constitute a waiver of any such liability if a claim is made against us. The cash exercise price may be tendered in the form of a check payable to Kyto Technology and Life Science, Inc. or by wire transfer to our account as set forth in the instructions to the Election Form. Each of these items must be properly delivered before the Expiration Date to us at our corporate address:

Kyto Technology and Life Science, Inc.

13050 La Paloma Road

Los Altos Hills, CA 94022

Email: legal@kytotech.com

Telephone: 650-204-7896

SECTION 9. MANNER OF ACCEPTANCE OF PAYMENT AND ISSUANCE OF SHARES

If you properly tender (and do not validly withdraw) your Original Warrants and the other Acceptance and Exercise Documents on or prior to 5:00 p.m., Pacific Time on October 31, 2020, the Expiration Date of the Exercise Offer (or such later date and time if we extend the Exercise Offer), promptly following the Expiration Date, we intend to notify our transfer agent of our acceptance of your payment of the exercise price and your other Acceptance and Exercise Documents and issue and deliver to you the number of shares of common stock issuable under the Amended Warrant, as well as a replacement Original Warrant for any unexercised portion thereof. See Section 8 “Procedure for Participating in Exercise Offer and Exercising Amended Warrants” below.

SECTION 10. WITHDRAWAL RIGHTS

If after tendering your Original Warrants and other Acceptance and Exercise Documents you change your mind and do not want to participate in the Exercise Offer, you may submit the Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us before 5:00 p.m., Pacific Time on October 31, 2020, the Expiration Date of the Exercise Offer (or such later date and time if we extend the Exercise Offer). Following the Expiration Date, you cannot withdraw your Election Form.

If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election Form and (ii) provide you with a check equal to the amount of cash you paid to exercise of the Amended Warrant.

SECTION 11. RESALES OF WARRANT SHARES

The Original Warrants and the Amended Warrants are, and the shares of common stock issuable upon exercise of the Original Warrants or Amended Warrants will be, “restricted securities”. Restricted securities may not be sold by the holder absent registration, or an exemption from the registration requirements, under the Securities Act and the applicable securities laws of any other state or jurisdiction.

Since the Original Warrants were not issued in a registered direct offering, and the underlying shares of common stock are not the subject of a resale prospectus with respect thereto, the holder thereof will not be able to resell the shares of common stock issuable upon exercise of the related Amended Warrant, unless we file a registration statement (or a post-effective amendment to a Resale Registration Statement) to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least three months following the consummation of this Exercise Offer.

There is no established trading market for the Original Warrants or the Amended Warrants, and we do not intend to list the Original Warrants or the Amended Warrants for trading on any exchange or market.

In addition to the foregoing, the shares of common stock issuable upon exercise of the Amended Warrants will be subject to a contractual lock up restriction for a three-month period following the Expiration Date, as described under “Section 5. Terms of Amended Warrants” above.

SECTION 12. TRADING MARKET OF ORIGINAL WARRANTS, AMENDED WARRANTS AND COMMON STOCK

There is no established trading market for the Original Warrants or the Amended Warrants.

Our common stock is presently quoted on the OTCQB of the OTC Markets marketplace under the trading symbol KBPH. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market. As a result, the trading prices of our common stock may not reflect the price that would result if our stock was actively traded.

SECTION 13. SOURCE AND AMOUNT OF FUNDS

Because this transaction is solely an offer to holders to amend their outstanding Original Warrants, there are no funds or other consideration being paid to participants. We will use existing working capital to pay the fees and expenses associated with this Exercise Offer.

SECTION 14. TRANSACTIONS AND AGREEMENTS CONCERNING ORIGINAL WARRANTS

[Not applicable.]

SECTION 15. INFORMATION REGARDING KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

The following summary highlights selected information regarding Kyto Technology and Life Science, Inc. Because it is a summary, it does not contain all of the information you should consider before making a decision to participate in the Exercise Offer or exercise your Amended Warrant. Before making an investment decision, you should read the entire Exercise Offer carefully, including the “Risk Factors” section above and the other materials incorporated by reference in Section 22: “Additional Information” below.

Overview

Kyto Technology and Life Science, Inc. (the "Company") was formed as a Florida corporation on March 5, 1999 under the name of B Twelve Inc. In August 2002, the Company changed its name from B Twelve, Inc. to Kyto BioPharma Inc. and in May 2018, the name was changed again to Kyto Technology and Life Science, Inc. In July 2019 the Company was re-incorporated as a Delaware company.

The Company was originally formed to acquire and develop innovative minimally toxic and non-immunosuppressive proprietary drugs for the treatment of cancer, arthritis, and other autoimmune diseases and had been looking at a number of strategies to become active. In April, 2018, the Board adopted a new business plan focused on the development of early stage technology and life science businesses through early stage investment funding. The Company has recruited a number of experienced investment consultants from a network that includes angel investors, corporate managers, and successful entrepreneurs across a number of technology and life science products and markets and relies on input from these advisors in conducting due diligence and making investment decisions. In order to offset the risk in early stage investing, the Company works with angel investment groups and participates only after these groups have completed due diligence and committed to invest, and does not typically invest more than $250,000 in any single investment.

Generally, the Company’s investments represent less than 5% ownership interests, and the Company therefore has no effective control or influence over the management or commercial decisions of the Companies in which it invests. The Company plans to generate revenue from realized gains from the sale of the businesses in which it has invested. Generally, it is expected that investments will be realized from an exit within a period of four years following investment. Such sales are outside its control and depend on M&A transactions which may result in cash or equity proceeds. Accordingly, it is difficult to forecast revenue, net income, and cash flow. The Company currently has approximately $500,000 in the bank and is now actively marketing the Series B round with a target close date of December 2020.

The Company has no regular employees, full-time or part-time. The chief executive officer of Kyto Technology and Life Science, Inc. is acting as a consultant to the Company and does not receive contractual compensation for his services in the form of cash.

For additional information regarding Kyto Technology and Life Science, Inc., you should also review the materials that we have filed with the SEC and have listed in Section 22: “Additional Information” below.

Corporate Information

Kyto Technology and Life Science, Inc. is a Delaware corporation with its principal business office at 13050 La Paloma Road, Los Altos Hills, CA 94022. Our website can be found at www.kytotech.com. We do not intend to incorporate any contents from our website into this prospectus.

Financial Information

Our audited financial statements for our fiscal years ended March 31, 2020 and 2019 included in our Annual Report on Form 10-K filed with the SEC on June 30, 2020, as amended on July 2, 2020, and our unaudited financial statements for the fiscal quarter ended June 30, 2020, included in our Quarterly Reports on Form 10-Q filed with the SEC on August 4, 2020, as amended on August 5, 2020, incorporated by reference herein. Please see Section 22: “Additional Information” below for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

The following table sets forth audited summarized consolidated historical financial data as of and for the years ended March 31, 2020 and 2019. The information presented below has been derived from the consolidated financial statements included in our Annual Report on Form 10-K described above and should be read together with those consolidated financial statements and the notes related thereto, as well as the sections of such annual reports entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended March 31,
	2020	2019
Statement of Operations Data:
Operating expenses	$787,549	$239,082
Operating loss (before extraordinary items)	$(773,399)	$(230,082)
Net loss	$(773,399)	$(230,187)
Basic and diluted loss per share	$(.13)	$(.04)
Basic and diluted weighted average common shares outstanding	5,836,832	5,836,832

Balance Sheet Data:
Current assets	$2,699,755	$1,592,682
Noncurrent assets	$-	$-
Current liabilities	$32,144	$28,950
Noncurrent liabilities	$-	$-

The following table sets forth unaudited summarized consolidated historical financial data as of and for the quarters ended June 30, 2020 and 2019. The information presented below has been derived from the consolidated financial statements included in our Quarterly Report on Form 10-Q described above and should be read together with those consolidated financial statements and the notes related thereto, as well as the sections of such quarterly reports entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

		Quarter Ended June 30,
		2020	2019
Statement of Operations Data:
Operating expenses		$39,369	$204,808
Operating loss (before extraordinary items)		$(39,369)	$(204,808)
Net loss		$(38,868)	$(201,598)
Basic and diluted loss per share		$(.01)	$(.03)
Basic and diluted weighted average common shares outstanding

Balance Sheet Data:
Current assets		$3,041,828	$2,699,755
Noncurrent assets	$		$-
Current liabilities		$37,037	$32,144
Noncurrent liabilities		$-	$-

Certain pro forma financial information relating to this Exercise Offer is presented below in Section 16: “Accounting Consequences of the Offer” below.

SECTION 16. ACCOUNTING CONSEQUENCES OF THE EXERCISE OFFER

Assuming full participation, this Exercise Offer would result in gross proceeds to the Company, and corresponding increases to cash and stockholders’ equity, of approximately $2,520,000.

This estimated pro forma non-cash interest expense and corresponding increase in shareholders’ equity could be higher or lower depending on the level and mix of participating holders of Original Warrants and our closing stock price on the Expiration Date.

SECTION 17. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE EXERCISE OFFER

As of September 15, 2020, there were outstanding Original Warrants to purchase an aggregate of 4,200,000 shares of common stock. Certain of our executive officers and directors, as described below, hold the following Original Warrants and will be entitled to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants. There is currently no binding commitment or agreement for our directors or officers to participate or decline to participate in the Exercise Offer.

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Held
Georges Benarroch	Chairman of the Board	412,000	9.80%
Paul M. Russo, Ph.D.	Chief Executive Officer, Director	31,250	0.74%
Simon Westbrook (1)	Chief Financial Officer	62,500	1.48%

(1) Includes warrants covering 62,500 shares held by a living trust in which Simon Westbrook is a trustee and has voting and dispositive power.

Except as set forth above, none of our other executive officers or directors holds Original Warrants.

SECTION 18. LEGAL MATTERS AND REGULATORY APPROVALS

We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Exercise Offer and the issuance of the shares of common stock upon the exercise of the Amended Warrants. Our obligations under the Exercise Offer are subject to the conditions described in Section 6 “Conditions of the Exercise Offer” above.

SECTION 19. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that we believe will be applicable to Original Warrant holders who participate in the Exercise Offer. However, we have not requested a ruling from the Internal Revenue Service (“IRS”) or any opinion of counsel with regard to the treatment of Original Warrant holders who participate in the Exchange Offer and there can be no assurance, as discussed below, that the IRS will not take a position inconsistent with our expectations.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, or to those Original Warrant holders who are subject to special rules, such as financial institutions and mutual funds; banks; insurance companies; investment companies; retirement plans; tax-exempt organizations; dealers or traders in securities; any person that holds their Original Warrants as part of a straddle or hedge arrangement; partnerships or other pass-through entities; persons who are not citizens or residents of the United States or who are non-U.S. corporations, non-U.S. partnerships or non-U.S. estates or trusts for U.S. federal income tax purposes or whose functional currency is not the U.S. dollar; or persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, judicial opinions, administrative rulings, and published positions of the IRS, all of which are subject to change (possibly with retroactive effect).

This discussion assumes that Original Warrant holders hold the Original Warrants (and will hold their shares of our common stock received in connection with participating in the Exercise Offer) as capital assets (i.e., generally for investment) within the meaning of Code Section 1221. In addition, the following discussion does not address the tax consequences of the participation in the Exercise Offer under state, local or non-U.S. tax laws. You are urged to consult your tax advisors as to the U.S. federal income tax consequences of participating in the Exercise Offer and related reporting obligations, as well as the effects of state, local and non-U.S. tax laws and U.S. tax laws other than federal income tax laws including, without limitation, the U.S. federal net investment income tax.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an Original Warrant (or a beneficial owner of shares of our common stock received upon exercise of the Amended Warrants), the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Any such partnership, and any partner of any such partnership, should consult such partnership or partner’s own tax advisors about the U.S. federal income tax consequences of participating in the Exercise Offer.

Tax treatment of Exercise Offer.

Although not free from doubt, we intend to take the position that the amendment of your Original Warrants followed by an exercise of the Amended Warrants are treated as separate events for U.S. tax purposes, where an exchange of Original Warrants for Amended Warrants constitutes a recapitalization within the meaning of Code Section 368(a)(1)(E) for U.S. federal income tax purposes, followed by the subsequent exercise of the Amended Warrants. Under this treatment, (i) an Original Warrant holder who participates in the Exercise Offer would not recognize any gain or loss as a result of amending the Original Warrants, (ii) such holder’s tax basis in the shares of our common stock received upon exercise of the Amended Warrants would be equal to the holder’s tax basis in the Original Warrants, plus the amount of any cash paid to exercise the Amended Warrants, and (iii) such holder’s holding period of the common stock would begin on the day after the exercise of the Amended Warrants.

The IRS has not made a determination, nor have we received any opinion of counsel, on the U.S. federal income tax consequences of the Exercise Offer or of a holder’s participation in the Exercise Offer, and there is no published guidance directly on point. Because of the lack of authority dealing with transactions similar to the Exercise Offer, the U.S. federal income tax consequences of the Exercise Offer are unclear, and alternative characterizations are possible that could require you to immediately recognize income, gain or loss, or may impact your holding period. Therefore, we urge you to consult your tax advisors regarding the potential tax consequences of the Exercise Offer to you in your particular circumstances, including the consequences of possible alternative characterizations.

Distributions on Common Stock Received upon Exercise of Amended Warrants

Following exercise of the Amended Warrants, any distributions you receive in respect of our common stock received in connection with participating in the Exercise Offer generally will be treated as a dividend, subject to tax as ordinary income, to the extent payable out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a tax-free return of capital to the extent of your tax basis in the shares of our common stock, and thereafter as gain from the sale or exchange of the stock. Dividends received by a non-corporate holder currently qualify for taxation at a reduced rate if the holder meets certain holding period and other applicable requirements. Dividends received by a corporate holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements.

Sale or Other Taxable Disposition of Common Stock

You will generally recognize gain or loss upon the sale, exchange or other taxable disposition of shares of our common stock equal to the difference between (i) the amount of cash and the fair market value of any property received and (ii) your adjusted tax basis in the shares of our common stock. Any gain or loss you recognize generally will be treated as a capital gain or loss. The capital gain or loss will be long-term if your holding period in the common stock is more than one year at the time of sale, exchange or other taxable disposition and will be short-term if your holding period is one year or less. Long-term capital gains of individuals and other non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to certain holders with respect to dividends paid on, or, under certain circumstances, the proceeds of a sale, exchange or other disposition of, common stock. Under the Code and applicable Treasury Regulations, a holder of common stock may be subject to backup withholding (currently at a rate of 24%) with respect to dividends paid on common stock, or the proceeds of a sale, exchange or disposition of common stock, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact in the manner required, or (b) within a reasonable period of time, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding (e.g., on an IRS Form W-9 or similar form) and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of information reporting and backup withholding rules to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

THE FOREGOING DISCUSSION IS NOT A COMPLETE DISCUSSION OF ALL U.S. TAX CONSIDERATIONS THAT MAY BE RELEVANT TO YOU. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS REGARDING YOUR PARTICULAR SITUATION AS IT RELATES TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE EXERCISE OFFER AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

SECTION 20. FEES AND EXPENSES

[Not applicable.]

SECTION 21. TRANSFERS

A holder may transfer the Original Warrants to a third party only if the transfer qualifies for an exemption from the registration requirements of the Securities Act, and in accordance with other transfer restrictions set forth in the Original Warrants. Any holder of an Original Warrant who desires to transfer an Original Warrant should contact us prior to such transfer to ensure that the planned transfer satisfies the transfer restrictions set forth in the Original Warrants.

The shares of common stock issuable upon exercise thereof will be “restricted securities” which may not be sold by the holder absent registration, or an exemption from the registration requirements, under the Securities Act and the applicable securities laws of any other state or jurisdiction. See Section 11: “Resales of Warrant Shares” above.

The Amended Warrants will contain a lock-up provision that provides that neither the holder nor any of its Affiliates will sell dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date. In addition, the Company may impose stop-transfer restrictions to enforce these restrictions and place a legend on any certificate representing the shares issued upon exercise of the Amended Warrants.

SECTION 22. ADDITIONAL INFORMATION

We have filed with the SEC a Tender Offer Statement on Schedule TO of which this Exercise Offer is a part. This Exercise Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that holders of the Original Warrants review the Schedule TO, including the exhibits, as well as the following materials that we have filed with the SEC and are incorporating herein by reference, before making a decision on whether to participate in the Exercise Offer and to exercise the Amended Warrants:

•our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2020, filed with the SEC on June 30, 2020, as amended on July 2, 2020;

•our Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020 filed with the SEC on August 4, 2020, as amended on August 5, 2020; and

•our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 17, 2019; and

•our Current Reports on Form 8-K filed with the SEC on July 8, 2019, July 22, 2019, 2018 and July 14, 2020.

You may read and copy any of these filings and other information about us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is www.sec.gov.

We will provide without charge to each person to whom a copy of this Exercise Offer is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to our Chief Financial Officer, Simon Westbrook, by telephone at 650-204-7896, by e-mail at legal@kytotech.com, or by mail or personal delivery service at our corporate address indicated below.

As you read the documents referred to in this section, you may find some inconsistencies in information from one document to another later dated document. Should you find inconsistencies between the documents, or between a document and this Offering Memorandum, you should rely on the statements made in the most recent document. The information contained in this Offering Memorandum should be read together with the information contained in the documents to which we have referred you.

Our Board of Directors recognizes that the decision to participate in the Exercise Offer and to exercise the Amended Warrants is an individual one that should be based on a variety of factors. The holders of the Original Warrants should consult with their respective professional advisors if they have questions about their financial or tax situation. The information about this Exercise Offer from us is limited to the Offering Materials.

SECTION 23. INFORMATION REQUESTS

Please direct questions or requests for assistance regarding this Exercise Offer, Election Form, and Notice of Withdrawal or other materials, in writing, to us at our corporate address:

Kyto Technology and Life Science, Inc.

13050 La Paloma Road

Los Altos Hills, CA 94022

Telephone: 650-204-7896

Email: legal@kytotech.com